

Mailstop 3233

December 20, 2017

VIA E-MAIL
Carlos A. Ruisanchez
President and Chief Financial Officer
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **Pinnacle Entertainment, Inc.**
> **Form 10-K For The Year Ended December 31, 2016**
> **Filed on February 28, 2017**
> **File No. 001-37666**

Dear Mr. Ruisanchez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Results Of Operations, pages 34 – 42

1.   Your presentation and discussion of Adjusted EBTIDAR and EBITDA, net of Lease Payments on a consolidated basis appear to be Non-GAAP. Please clarify and/or revise future filings accordingly to clearly identify such measures as Non-GAAP and provide the necessary disclosures pursuant to Item 10(e) of Regulation S-K. Please note that reconciliations should begin with the most directly comparable measure, ensuring that the non-GAAP measure does not receive undue prominence. Reference is also made to Question 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities